

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2012

Via E-mail

Ms. Alice Ye
Chief Financial Officer
Trunkbow International Holdings Limited
Unit 1217-1218, 12F of Tower B, Gemdale Plaza,
No. 91 Jianguo Road Chaoyang District
Beijing, People's Republic of China 100022

> **Re: Trunkbow International Holdings Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 001-35058**

Dear Ms. Ye:

We have reviewed your letter dated December 30, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 22, 2011.

Directors, Executive Officers and Corporate Governance

Directors and Executive Officers, page 45

1.   We note that your previous response concerning the application of Rule 2-01(c)(2) indicated that the Company's CFO was a member of the Bernstein audit engagement team prior to being hired as CFO of the Company in January 2010. Please provide us with the exact dates on which she began and ceased her involvement on the Bernstein audit engagement team for the Company, including the specific annual audits for which she participated as an engagement team member.

Ms. Alice Ye
Trunkbow International Holdings Limited
January 24, 2012
Page 2

In light of the requirement that the auditor must be independent for all years included in a filing with the Commission, please tell us how the CFO's dates of service on the Bernstein audit engagement team affect the application of Rule 2-01(c)(2) to the year ended December 31, 2009, and subsequent audited financial statements included in filings with the Commission. We are providing the link to the Commission's 2003 rule release (33-8183), which provides guidance in this area, http://www.sec.gov/rules/final/33-8183.htm.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief